Received SEC

JUL 05 2012

Washington, DC 20549

12028008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

No Act
PE 5/7/12

DIVISION OF
CORPORATION FINANCE

July 5, 2012

Bradley A. Bugdanowitz
Goodwin Procter LLP
bbugdano@goodwinprocter.com

Act: 1934
Section: 14a-8
Rule: 14a-8
Public
Availability: 7-5-12

Re: NIKE, Inc.
Incoming letter dated May 7, 2012

Dear Mr. Bugdanowitz:

This is in response to your letters dated May 7, 2012 and June 4, 2012 concerning the shareholder proposal submitted to NIKE by the North Carolina Retirement Systems. We also have received letters from the proponent dated May 21, 2012 and June 12, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Jay J. Chaudhuri
North Carolina Department of State Treasurer
jay.chaudhuri@nctreasurer.com

July 5, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: NIKE, Inc.
Incoming letter dated May 7, 2012

The proposal requests that the company provide a report, updated semiannually, disclosing its policies and procedures for political contributions and expenditures and its monetary and non-monetary contributions and expenditures (both direct and indirect) used to participate or intervene in any political campaign. The proposal also requests an itemized accounting that includes the identity of the recipient as well as the amount of funds paid to each recipient.

We are unable to concur in your view that NIKE may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that NIKE's public disclosures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that NIKE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Ted Yu
Senior Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

NORTH CAROLINA

OFFICE OF THE TREASURER

JANET COWELL, TREASURER

June 12, 2012

Via Email

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: North Carolina State Treasurer Response to NIKE, Inc. Request for No-Action Letter under Rule 14a-(8)(i)(10)

Dear Sir or Madam,

By letter dated May 7, 2012 (the "No-Action Request"), NIKE, Inc. ("NIKE" or the "Company") asked the Office of Chief Counsel of the Division of Corporation Finance (the "Division") to confirm that it will not recommend enforcement action if NIKE omits a shareholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by the North Carolina Department of State Treasurer (the "Treasurer") from NIKE's proxy materials for the 2012 annual meeting of shareholders (the "2012 Annual Meeting"). In summary, the Treasurer's Proposal requests that NIKE provide semi-annual reports of its political contributions, expenditures, related policies and procedures, with the reports being presented to the Board or relevant committee and posted on the Company's website. By letter dated May 21, 2012 (the "Treasurer Response Letter"), we asked the Commission to deny NIKE's request for relief. By letter dated June 4, 2012 (the "NIKE Response Letter") sent on behalf of NIKE, NIKE responded to our request by highlighting some of the many material difference between the Proposal and NIKE's current Political Contributions Policy (the "Policy" or "NIKE's Policy").

The NIKE Response Letter notes that the Proposal requested "reasonable assurances (emphasis added) that NIKE has an appropriate review and approval process to assess the risks, benefits and impact of political contributions to shareholder value, and to provide disclosure in a way that enables investors to assess material risks for themselves." What the NIKE Response Letter fails to acknowledge is that the Treasurer's Proposal requests specific protections -- which have not been incorporated into NIKE's Policy -- which are necessary in order to provide this reasonable assurance.

While we acknowledge in a general sense that the "substantial implementation" test does not require that a shareholder proposal and a company policy be identical, in this instance, NIKE's Policy provides such limited protection to shareholders that it is unreasonable to find that NIKE has substantially implemented the reasonable protections requested by the Proposal.

The essential objectives of the Proposal are to provide clarity, transparency and accountability regarding NIKE's direct and indirect political contributions. This will allow investors to make informed investment decisions, and it will minimize risk to shareholders. NIKE's Policy fails to meet the essential objectives of the Proposal because it leaves numerous holes in the disclosure of information on political contributions that would be important to investors. For example, NIKE's Policy fails to meet transparency standards of the Treasurer's Proposal in at least the following three respects:

1. NIKE's Policy can allow the delay of disclosures for an additional 180 days -- two full quarters. By the time it is shared by NIKE, information may be un-actionable, irrelevant, or may have already caused the very types of harm the Proposal seeks to prevent.

2. NIKE's Policy ignores contributions of less than $100,000 per year. As detailed in our previous reply, contributions to controversial recipients could easily have a material adverse effect on NIKE at contribution levels well below $100,000. As well, a lax $100,000 threshold could easily be circumvented by making separate contributions to similarly-oriented but differently named groups, which would allow even higher levels than $100,000 (in aggregate) to be made without disclosure.

3. NIKE's Policy provides no information whatsoever regarding dues or membership fees paid to trade organizations that are then spent for political purposes. This critical omission is the key loophole whereby, experience at other companies has demonstrated, companies filter money into the political process -- in ways that may be entirely contrary to both the company's and shareholders' long-term best interest.

We appreciate the NIKE Response Letter's clarifications regarding NIKE's Policy. However, we disagree that $100,000 is an appropriate de minimis threshold because materiality in this arena simply cannot be determined by dollar amount alone. As indicated in our previous reply, a much smaller contribution to certain recipients could be very damaging to NIKE's reputation (as has been demonstrated by other companies' experience).

We also note that NIKE's description of its own Policy in the NIKE Response Letter is complex, convoluted, and would be dauntingly impenetrable to the average shareholder attempting to read it. That recitation of NIKE's Policy, itself, underscores the need for transparency, and additional shareholder protections as provided in the resolution in order to create clarity, transparency, and accountability.

The NIKE Response Letter portrays NIKE as a leader in corporate governance and notes that NIKE adopted the Policy "long before any third party request to do so." While the relevance of that alleged comment to the issue at hand is not clear, we respectfully submit that it is not at all an accurate characterization. NIKE has simply not been a leader in this corporate governance issue. As evidence, reference The CPA-Zicklin Index of Corporate Political Disclosure and Accountability, dated October 28, 2011 (a copy of which is attached hereto as Exhibit A). You will note on pages 11 and 30 that NIKE scored a 0, placing it at the bottom ranks of corporate America in regard to the kinds of corporate governance best practices that are called for in the Proposal, and that are enshrined in the Conference Board's celebrated "Handbook on Corporate Political Activity: Emerging Governance Issues."

We also note that NIKE's Policy was adopted in November 2011, well after the Company had been contacted by the Center on Political Accountability about issues raised in the resolution -- which clearly makes the partial steps represented in NIKE's Policy reactive, and not leadership material.

* * *

Therefore, for the reasons set forth in the Treasurer Response Letter and herein, we again request that the Commission deny NIKE's request for relief because the clear fact is that NIKE has not substantially implemented the Proposal.

We would be happy to provide further assistance to the Staff on this matter, as needed. If you have any questions or need additional information, please do not hesitate to contact me at (919) 508-5176.

Very truly yours,

Jay J. Chaudhuri
General Counsel & Senior Policy Advisor
North Carolina Department of State Treasurer

cc: John F. Coburn III, NIKE, Inc. (via email)
Bradley A. Bugdanowitz, Goodwin Procter LLP (via email)
Janet Cowell, North Carolina Department of State Treasurer (via email)
Bruce Herbert, Investor Voice (via email)
Keith L. Johnson, Reinhart Boerner Van Deuren s.c. (via email)
Bruce F. Freed, Center for Political Accountability (via email)

GOODWIN | PROCTER

Bradley A. Bugdanowitz
415.733.6099
BBugdano@
goodwinprocter.com

Goodwin Procter LLP
Counselors at Law
Three Embarcadero Center,
24th Floor
San Francisco, CA 94111
T: 415.733.6000
F: 415.677.9041

June 4, 2012

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Shareholder Proposal of North Carolina Retirement Systems - Rule 14a-8(i)(10)

Ladies and Gentlemen:

Reference is made to that letter (the "Request Letter") dated May 7, 2012 sent by the undersigned on behalf of NIKE, Inc. ("NIKE" or the "Company"), requesting that the Securities and Exchange Commission (the "Commission") confirm that it not recommend enforcement action against the Company for excluding the shareholder proposal (the "Proposal") received on March 20, 2012 from the North Carolina Department of State Treasurer as the investment fiduciary for the North Carolina Retirement Systems (the "Proponent") from NIKE's proxy statement and form of proxy for its 2012 annual meeting of shareholders. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Request Letter.

Introduction

By letter dated May 21, 2012 (the "Response Letter"), the Proponent responded to the Request Letter and asked that the Commission deny NIKE's request, stating that differences between NIKE's policy and the policy set forth in the Proposal require the Commission to conclude that NIKE has not "substantially implemented" the Proposal within the meaning of Rule 14a-8(i)(10). We respectfully disagree with Proponent's interpretation of the "substantial implementation" test. The policies need not be identical to qualify for exclusion under Rule 14a-8(i)(10). The Commission has consistently found that differences between a company's actions and a shareholder proposal are permitted as long as the company's actions satisfactorily address the proposal's essential objectives. See, e.g., *Hewlett-Packard Co.* (avail. Dec. 11, 2007) and *Masco Corp.* (avail. Mar. 29, 1999). Our analysis therefore focuses on the Proposal's essential objectives, rather than an itemized comparison of the two policies.

NIKE Shares the Proponent's Essential Objectives

NIKE shares the Proponent's values of transparency and accountability in corporate governance. NIKE adopted and implemented its Policy in an effort to provide shareholders visibility into and oversight regarding NIKE's political speech, long before any third party request to do so. NIKE shares the high value the Proponent places on the accountability and oversight shareholders provide – a role cited favorably by the Proponent as articulated by the Supreme Court in *Citizens United v. Federal Election Commission*, 130 S.Ct. 876 (2010).

But the *Citizens United* decision was about more than shareholder oversight. The Court discussed at length the value of corporate political speech and policy reasons for avoiding over-burdensome requirements or regulations that would have the effect of stifling, or chilling, that speech. As the Court explained, "As additional rules are created for regulating political speech, any speech arguably within their reach is chilled," *Citizens United*, 130 S.Ct. at 895, yet such speech "is central to the meaning and purpose of the First Amendment." *Id.* at 892. NIKE's policy was drafted with these competing values in mind. NIKE set out to create transparency into corporate policy regarding political activity and into the political activity itself while preserving an environment in which corporate political speech was not unduly burdened.

The Proposal requests that NIKE adopt and disclose a policy regarding political contributions and also disclose information regarding the contributions themselves. As stated in the Request Letter, we thus understood that the objectives of the Proposal are to provide investors with "reasonable assurance that NIKE has an appropriate review and approval process to assess the risks, benefits and impact of political contributions to shareholder value, and to provide disclosure in a way that enables investors to assess material risks for themselves." This is consistent with the Proposal's Shareholder Supporting Statement, which notes that gaps in transparency and accountability "expose the company to reputational and business risks that could threaten long-term shareholder value."

Yet the Proponent now disagrees with this characterization of the Proposal's objectives, despite its own supporting statement and despite multiple references in the Response Letter to the importance of addressing risk when establishing disclosure thresholds. The Proponent claims that NIKE has constructed these "inaccurate essential objectives," but does not clarify what the actual objectives are. Proponent does, however, state that "we are dealing with risk." We believe, based on a plain reading of the Proposal, the Shareholder Supporting Statement and the Response letter, that risk disclosure is in fact at the heart of the essential objectives of the Proposal, despite Proponent's objections to the contrary.

Given the Proposal's focus on bringing risks to the attention of shareholders, it necessarily follows that shareholders will want to focus on the greatest risks to the Company. It is also reasonable to conclude, as NIKE's board did, that the size of a particular political contribution bears a close relation to its risk. These principles are entirely consistent with other risk-based disclosures NIKE makes in its proxy statement and other reports filed with the Commission. Risk-based disclosures invariably involve materiality thresholds to prevent disclosure of minor issues that would divert the attention of investors from significant risks. It is precisely this type of "over-disclosure" that NIKE's policy is designed to avoid, by maintaining a reasonable disclosure threshold for political contributions.

The Proponent notes correctly that membership fees to trade organizations would not be disclosed under NIKE's policy. However, this too is entirely consistent with NIKE's risk-based approach, because those dues are inherently less risky to the Company and to investors than direct political contributions. What the Proponent neglects to note is that the policy provides investors assurance that those dues are subject to internal and board oversight.

Differences aside, NIKE's risk-based policy achieves the essential risk-focused objectives of the Proposal, and thus the Proposal has been substantially implemented.

Clarifications and Corrections

While NIKE believes it is the essential objectives of the Proposal, and not the details of it, which should be examined, NIKE would also like to respectfully correct several misstatements about NIKE's Policy and the Proposal included in the Proponent's Response Letter.

First, NIKE's policy provides that certain political contributions—those made outside of the state in which more than 50% of the political contributions are made and which, when aggregated with all other contributions to the same candidate, political party or ballot initiative are under $100,000—may be excluded. The Proponent repeatedly refers to this as a "loophole" and a "threshold for all political contributions." On the contrary, it is a de minimis exclusion which applies only to contributions made outside of the state in which more than 50% of the political contributions are made, and only to contributions which, together with all other contributions to the same candidate, political party or ballot initiative, are under the threshold amount. As we noted in our Request Letter, the Commission has previously supported policies that contain thresholds as substantial implementations of proposals that request disclosure of all political contributions.

The Proponent also indicates that Exelon Corp.'s policy is stronger than NIKE's policy because the identity of the decisionmaker approving political contributions is more easily identifiable than in NIKE's policy. The Proponent states that under Exelon's policy, the "CEO and Lead Director of the Board" have authority to approve political contributions, which is superior to NIKE's requirement for approval by "regional management." This is misleading because the Proponent has misstated both of the policies. In Exelon's case approval by the

Board of Directors is only required if Exelon intends to make contributions having an aggregate value of at least $1 million or more in a calendar year; otherwise, contributions may be approved not only by the CEO but also "the CEO's designee(s)." It may very well be difficult to know which "designee" approved a particular contribution. And NIKE's policy requires both the regional director of the Government and Public Affairs department and the General Counsel to approve political contributions over $100,000.

Conclusion

Like the Proponent, NIKE also supports accountability and oversight in corporate spending on political activities. Consistent with these values, NIKE adopted the Policy, which was crafted to meet the same essential objectives as the Proposal and tailored also to satisfy competing objectives valued by NIKE – to pursue corporate political speech free from undue burden. There are differences between NIKE's policy and that proposed by the Proponent – but none sufficient to conclude that the Proposal's objectives are not already "substantially implemented."

We are happy to discuss the matter further and provide any additional information that might be helpful. Please do not hesitate to contact me at (415) 733-6099 or John Coburn, the Company's Corporate Secretary and Senior Governance Counsel, at (503) 671-6453.

Sincerely,

Bradley A. Bugdanowitz

cc: John F. Coburn III, NIKE, Inc. (via email)
Janet Cowell, North Carolina Department of State Treasurer (via FedEx)
Bruce Herbert, Investor Voice (via FedEx)
Jay J. Chaudhuri, North Carolina Department of State Treasurer (via email)

NORTH CAROLINA

OFFICE OF THE TREASURER

JANET COWELL, TREASURER

May 21, 2012

Via Email

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: North Carolina State Treasurer Response to NIKE, Inc. Request for No-Action Letter under Rule 14a-(8)(i)(10)

Dear Sir or Madam,

By letter dated May 7, 2012 (the "No-Action Request"), NIKE, Inc. ("NIKE" or the "Company") asked the Office of Chief Counsel of the Division of Corporation Finance (the "Division") to confirm that it will not recommend enforcement action if NIKE omits a shareholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by the North Carolina Department of State Treasurer (the "Treasurer") from NIKE's proxy materials for the 2012 annual meeting of shareholders (the "2012 Annual Meeting"). In summary, the Treasurer's Proposal requests that NIKE provide semi-annual reports of its political contributions, expenditures, related policies and procedures, with the reports being presented to the Board or relevant committee and posted on the Company's website.

We ask that NIKE's request for relief be denied. First, the No-Action Request distorts the objectives of the Proposal in order to claim that NIKE has already substantially implemented the inaccurately portrayed Proposal. NIKE then argues that, by providing for some disclosures, the Company's current Political Contributions Policy (the "Policy" or "NIKE's Policy") substantially implements the Proposal, even though the Policy might very well *leave undisclosed most of Company's political contributions and expenditures* which would be reported under the Proposal. Finally, the No-Action Request cites prior no-action relief granted by the Commission to Exelon Corp., even though NIKE's Policy provides substantially less disclosure than the policy there. Instead, we believe that the Commission's rejection of Boeing's request for no-action relief regarding essentially the same shareholder resolution is more instructive. These issues are discussed more fully below.[1]

[1] Since submitting the Proposal, the Treasurer's Office has offered suggestions to NIKE on how the Policy could be modified to provide a sufficiently reasonable level of disclosure to shareholders. However, the Company has been unwilling to provide sufficient transparency for shareholders to perform their role monitoring use of corporate resources on political activities, which was cited as a critical accountability mechanism by the U.S. Supreme Court in *Citizens United v. Federal Election Commission,* 130 S.Ct.876 (2010).

No-Action Request Distorts the Treasurer's Issues

The No-Action Request substantially misrepresents the scope of the Proposal and NIKE's Policy in a number of respects.

- The No-Action Request grossly overstates the burden that NIKE would be subject to in implementing the Proposal by saying it calls for "voluminous disclosures." However, there are many other companies that have already adopted more comprehensive reporting policies. For example, Microsoft, Dell and NYSE Euronext all have policies that provide significantly lower reporting thresholds for indirect political contributions, including reports of indirect expenditures on political activities through payments to trade associations. (Those policies are attached as Exhibits A, B and C.) Indeed, if NIKE makes so many political contributions that the disclosures would be voluminous, that squarely demonstrates a need for the level of transparency requested in the Proposal.

- The Company also constructs what it calls the "essential objectives of the Proposal" and then maintains it has complied with them. However, the inaccurate essential objectives set forth in the No-Action Request leave gaping holes in disclosure of material risks. For example, contributions of $99,000 to a candidate affiliated with a racist party organization for state or federal office would go unreported, even though it could have disastrous reputational consequences on the Company.

- The No-Action Request claims that the $100,000 reporting threshold is appropriate because it is consistent with the concept of "materiality" used in financial reporting standards. This mixes apples and oranges; we are dealing with risk, not financial reporting. Political activities can be especially charged. A much smaller contribution to a controversial cause could be very damaging.

Material Differences Between NIKE's Policy and the Proposal

NIKE's Policy contains a number of disclosure loopholes and deficiencies compared to the Proposal. These loopholes and deficiencies create shareholder risks and reduce shareholder ability to monitor Company practices. They demonstrate that the Company has not substantially implemented the Proposal.

$100,000 Threshold

First, NIKE's Policy includes a $100,000 threshold which leaves a substantial transparency gap compared to what is contemplated in the Proposal. For example, a contribution of less than $100,000 could easily be "material" if the nature of the recipient could harm NIKE's reputation. Even a $1,000 contribution to the American Nazi Party could be extremely damaging to NIKE's reputation, given its customer base. Furthermore, $99,000 contributions to various candidates, groups and associations focused on the same issue could aggregate to millions of dollars being spent on an issue that may or may not be seen by shareholders or the public as an appropriate use of corporate funds. Shareholders cannot provide the monitoring role contemplated by the U.S. Supreme Court in *Citizens United* if transparency is not provided.

Because NIKE's Policy includes the $100,000 threshold, which significantly limits shareholder protection and disclosure compared to the Proposal, we cannot agree that NIKE has substantially implemented the Proposal.

Timing

By providing only annual disclosure rather than semi-annual disclosure sought in the Proposal, NIKE's Policy impedes timely oversight and presents greater potential risk for shareholders. Under the NIKE's Policy, NIKE's Nominating and Corporate Governance Committee will annually review political contributions over $100,000 and, while NIKE has not yet published a publically available report, NIKE's Policy only requires an annual public reporting of political contributions above $100,000 in any calendar year. The Proposal requests a semi-annual report. Semi-annual reporting would provide NIKE's internal controls more timely access to information and allow NIKE to identifying and correct any internal problems under NIKE's Policy. Semi-annual reporting would also provide shareholders more timely access to information which may be relevant to their investment decision-making.

Because NIKE's Policy includes annual reporting, which may materially hamper internal controls and materially affect shareholder access to information compared to the Proposal, we cannot agree that NIKE has substantially implemented the Proposal.

Contents of the Publicly Available Reports

The Proposal requested that the publically available reports include "the title(s) of the person(s) in the Company responsible for the decision(s) to make the political contributions or expenditure." The No-Action Request asserts that NIKE's Policy sufficiently addresses this request by including the general titles of the persons who can approve contributions or expenditure above or below the threshold. We do not think that this addresses the request set forth in the Proposal.

Shareholders may not be able to determine from the publically available report where the contribution has actually been made (for example, if a recipient's name does not identify the states or regions in which it operates) and therefore shareholder may have no way of identifying the particular "vice president of the geography in which the contribution will be made."

The Proposal also requested that the publically available reports include NIKE's policies regarding direct independent expenditures and any contributions or expenditure made to direct independent expenditures. NIKE's Policy does not address direct independent expenditures and the publically available reports do not require the Company to report any such contributions of expenditures. Because NIKE's Policy does not address direct independent expenditures, we cannot agree that NIKE has substantially implemented the Proposal.

Again, we cannot agree that the Proposal has been substantially implemented. Shareholders may be left guessing who actually approved payments and will not receive any information regarding direct independent expenditures by the Company.

Indirect Spending Through Trade Associations and Tax Exempt Groups

NIKE's Policy does not require reporting of any information regarding membership fees paid to trade organizations and other tax-exempt groups, including 527, 501(c)(4) and 501(c)(6) groups, that are used for political purposes (above or below the $100,000 threshold). The Proposal seeks disclosure of this information.

In 2006, the Division refused to grant no-action relief to Pfizer, Inc. on a challenge very much like NIKE's. The proposal submitted to Pfizer was substantially identical to the Proposal here, and Pfizer argued that it had substantially implemented the proposal by adopting a political contributions policy. Like NIKE's Policy, Pfizer's policy did not provide for public disclosure of payments to trade associations, but Pfizer argued that this difference was not sufficiently large to preclude exclusion on substantial implementation grounds. The Division Staff disagreed. See Pfizer, Inc. (available Feb. 9, 2006).

State-Level Disclosures

NIKE's Policy does provide disclosure of direct political cash contributions for one state - the state where over 50% of annual contributions are made (presumably Oregon). This information will provide an incomplete picture to shareholders by omitting information on direct political cash contributions made in all other states. It could be that information on contributions in other states could be more valuable to shareholders than information on contributions made in Oregon. State political contributions raise the same issues as do Federal candidates and issues. This is a major difference between the Proposal and the Policy.

Because the publically available report to be provided under NIKE's Policy provides limited information on state-level expenditures which would be reported under the Proposal, we cannot agree that NIKE has substantially implemented the Proposal.

Discussion of Exelon Corp. No-Action Request

The No-Action Request relies heavily on the Division's decision to grant no-action relief to Exelon Corp. See Exelon Corp. (available Feb. 26, 2010). We also note that the Shareholder Supporting Statement of the Proposal referred to Exelon as a corporate leader regarding political disclosure and accountability. We believe that the No-Action Request has missed the mark by comparing NIKE's Policy favorably with Exelon Corp.'s policy for the following reasons:

- Exelon Corp.'s policy has no threshold for company political contributions and expenditures, other than a $50,000 annual threshold for contributions to trade association dues. As discussed above, NIKE's Policy unreasonably includes a $100,000 threshold for all political contributions and expenditure.

- Exelon Corp's policy provides the titles of the persons required to approve all political contributions (CEO and Lead Director of the Board). NIKE's Policy on the other hand allows approval of political contributions by regional management, who may or may not be known or identifiable by shareholders.

- Exelon Corp.'s policy provides publically available reporting of contributions and expenditures on a semi-annual basis. NIKE's Policy provides only annual reporting, exposing shareholders to the potential that disclosures will be stale and that additional damage will occur in the intervening six months.

- Exelon Corp.'s publically available reports provide specific data on information regarding total contributions to trade associations and the amount of such contributions that are not deductible under section 162(e)(1)(B) of the Internal Revenue Code. NIKE's Policy does not address internal review or public reporting of the non-deductible portion of trade association contributions.

We believe that the Exelon Corp. policy provides much more comprehensive disclosures than NIKE's Policy. Accordingly, the Exelon Corp. no-action letter provides no basis for granting the requested relief here.

The Commission has Denied Similar No-Action Requests

We note that the Commission has denied no-action requests under 14a-(8)(i)(10) on similar shareholder resolutions. For example, in addition to the Pfizer no-action request referenced above, the same challenge was made by Boeing in regard to a similar resolution on disclosure of political activity. In that situation, like here, Boeing's policy did not cover indirect contributions, while the shareholder proposal did. The Staff determined, "we are unable to conclude that Boeing's policies, practices and procedures compare favorably with the guidelines of the proposal such that Boeing has substantially implemented the proposal." See Boeing Company (available February 14, 2011). We believe the same conclusion applies here.

* * * * *

Because NIKE's Policy does not address the key issues set forth above, NIKE has not substantially implemented the Proposal. Accordingly, NIKE's request for relief should be denied.

We would be happy to provide further assistance to the Staff on this matter, as needed. If you have any questions or need additional information, please do not hesitate to contact me at (919) 508-5176.

Very truly yours,

Jay J. Chaudhuri
General Counsel & Senior Policy Advisor
North Carolina Department of State Treasurer

cc: John F. Coburn III, NIKE, Inc. (via email)
Bradley A. Bugdanowitz, Goodwin Procter LLP (via email)
Janet Cowell, North Carolina Department of State Treasurer (via email)
Bruce Herbert, Investor Voice (via email)
Keith L. Johnson, Reinhart Boerner Van Deuren s.c. (via email)
Bruce F. Freed, Center for Political Accountability (via email)

GOODWIN | PROCTER

Goodwin Procter LLP
Counsellors at Law
24th Floor
Three Embarcadero Center
San Francisco, CA 94111

T: 415.733.6000
F: 415.677.9041
goodwinprocter.com

May 7, 2012

Via email

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Shareholder Proposal of North Carolina Retirement Systems – Rule 14a-8(i)(10)

Ladies and Gentlemen:

On March 30, 2012, NIKE, Inc. ("NIKE" or the "Company") received a shareholder proposal (the "Proposal") from the North Carolina Department of State Treasurer as the investment fiduciary for the North Carolina Retirement Systems (the "Proponent"). The Company intends to omit the Proposal from its proxy statement and form of proxy for its 2012 annual meeting of shareholders for the reasons set forth below. We respectfully request the Securities and Exchange Commission (the "Commission") confirm that it will not recommend any enforcement action against the Company for excluding the Proposal.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008), this letter and its attachments are being emailed to the Commission at shareholderproposals@sec.gov, and the Company will not enclose six paper copies otherwise required by Rule 14a-8(j). We are filing this letter prior to the date which is eighty (80) calendar days before the Company intends to file its definitive 2012 proxy statement and form of proxy with the Commission and are concurrently sending copies of this correspondence to the Proponent in accordance with Rule 14a-8(j).

We would like to remind the Proponent to send copies of any future correspondence with regards to the Proposal to the undersigned on behalf of the Company, as required under Rule 14a-8(k).

THE PROPOSAL

The Proposal requests that the Company disclose its policies and procedures regarding political contributions, as well as provide an itemized, semi-annual report of such contributions. A copy of the Proposal, together with its accompanying supporting statement, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because The Company Has Substantially Implemented The Proposal.

Background

Rule 14a-8(i)(10) allows a company to exclude a shareholder proposal from its proxy materials if the company has already substantially implemented the proposal. The Commission stated in 1976 that the provision was intended to "avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (Jul. 7, 1976). Initially, this basis for exclusion was interpreted narrowly and the Commission granted no-action letters only in those circumstances where the action requested by the proponent had already been "'fully' effected" (Exchange Act Release No. 19135 (Oct. 14, 1982)), but in 1983 the Commission recognized that "the previous formalistic application of this provision defeated its purpose." Exchange Act Release No. 20091 (Aug. 16, 1983). Accordingly, the Commission adopted a new interpretive position to permit the omission of proposals that have been "substantially implemented" by the company. *Id.* This position was reaffirmed in the 1998 amendments to the proxy rules. Prior to 1998, the provision was titled "moot proposals," but as part of an attempt to make the rules more accessible, the Commission changed the provision's title to "substantially implemented," better reflecting the interpretive stance adopted in 1983. Exchange Act Release No. 40018 (May 21, 1998).

In 1991, the Commission noted that "a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). This is consistent with the original motivation behind the policy—that shareholders not be asked to consider issues that the company has already satisfactorily addressed. *Anheuser-Busch Cos., Inc.* (avail. Jan. 17, 2007) made this even more clear, focusing on whether the "essential objective" of a proposal was fulfilled. See also *Johnson & Johnson* (avail. Feb. 17, 2006) (proposal calling for verification of the employment legitimacy of all current and future U.S. workers was substantially implemented by verification of over 91% of the company's U.S. work force); *Masco Corp.* (avail. Mar. 29, 1999) (proposal regarding independence requirements for outside directors was substantially implemented by a board resolution requiring outside directors have no *material* relationships with the company); *Hewlett-Packard Co.* (avail. Dec. 11, 2007) (proposal requesting that holders of 25% or less of the company's stock be permitted to call a special meeting was substantially implemented by a bylaw amendment allowing such shareholders to call a special meeting unless the board determined the subject matter would be addressed at an annual meeting in the near future or had recently been addressed at such a meeting). While no-action determinations are made on a case-by-case basis, these examples provide useful guidance to companies as they try to be responsive to shareholder concerns in a manner that is efficient and in the best interests of the organization.

Analysis – NIKE's Political Contributions and Disclosure Policy

At its core, the Proposal requires the Company provide a report containing (i) the Company's policies and procedures for political contributions and expenditures and (ii) an itemized list disclosing all monetary and non-monetary contributions used for political purposes, including both the identity of the recipient and the amount of the contribution. The report also must identify the persons responsible for making decisions regarding such contributions and be presented to the Board of Directors (or relevant committee). Thus, the essential objectives of the Proposal are twofold: (a) adoption and disclosure of a policy regarding political contributions and (b) disclosure of information regarding the contributions themselves. In other words, the objectives of the Proposal are to provide investors with reasonable assurance that NIKE has an appropriate review and approval process to assess the risks, benefits and impact of political contributions to shareholder value, and to provide disclosure in a way that enables investors to assess material risks for themselves. NIKE has substantially implemented the Proposal because it has fulfilled these essential objectives by adopting and disclosing its Political Contributions Policy (the "Policy") on the NIKE website which, by its terms, requires disclosure of detailed information regarding direct and indirect political contributions.

I. NIKE's Policy

NIKE agrees transparency and accountability are important to provide shareholders and consumers with the material information they need to make informed decisions. Consistent with these principles, in November 2011 NIKE adopted the Policy attached to this letter as Exhibit B.

The scope of the Policy is broad, covering both Political Contributions and Trade Groups. As defined in the Policy, Political Contributions include:

> any gift, loan, advance or deposit of money or anything of value, made: (a) for the purpose of influencing any federal, country, state or local election for political office or ballot initiative; or (b) to pay debt incurred in connection with any an election or ballot initiative.

In addition, Trade Groups consist of "trade and industry associations and coalitions that are engaged in political activity." By addressing both Political Contributions and Trade Groups, the Policy encompasses direct and indirect forms of political contributions and expenditures. By addressing contributions of both cash and "anything of value," the Policy covers monetary and non-monetary contributions. As a result, the Policy has already implemented the Proposal's request to address direct, indirect, monetary and non-monetary contributions.

The Policy also contains guidelines for government or public policy statements, which goes beyond what is requested by the Proposal, providing additional transparency into other ways in which the Company engages in political discourse. As the Policy states, these guidelines ensure such participation and contributions are made in a manner consistent with the Company's core values, by which the Company can protect and enhance shareholder value without regard to the private political preferences of Company officers.

The procedural requirements imposed by the Policy fulfill the Proposal's request that the Company issue a report addressing procedures. As disclosed in the Policy, the approval process is overseen by the Nominating and Corporate Governance Committee of the Board of Directors, which receives annual reports from management and provides annual review of overall strategic priorities for such activities. Each Political Contribution must be approved at a regional or corporate level based on its size. Policy Statements require approval directly from the Government and Public Affairs department.

To promote transparency, the Policy also includes a detailed list of appropriate factors all decision makers may consider regarding contributions and policy statements. These include the merits of any commitments, candidates, elections or ballot initiatives; the cost and value to the Company of making such commitments or contributions; the quality and effectiveness of the organization to which the commitment or contribution will be made; the appropriateness of the Company's level of involvement; and the extent to which the contribution or commitment protects or enhances shareholder value or furthers the Company's long-term business objectives.

The Policy is available at http://investors.nikeinc.com/Investors/Corporate-Governance/Political-Contributions/default.aspx, satisfying the Proposal's request for publication. Originally posted elsewhere on NIKE's website, the Policy was moved to this more prominent location in response to input from the Center for Political Accountability. Any changes to the Policy are posted when effective; as such, the Proposal's semiannual update request is satisfied.

II. NIKE's Disclosure of Specific Contributions

The Proposal requests disclosure of "[m]onetary and non-monetary contributions and expenditures . . . used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda." The Policy satisfies this element of the Proposal through its specific publication requirement of Political Contributions to any single candidate, political party or ballot initiative that will aggregate more than $100,000 in a calendar year. As noted above, the definition of "Political Contribution" in the Policy is broad, encompassing contributions of both money and "anything of value," and covering not only direct campaign contributions but also any "gift, loan, advance or deposit . . . made . . . for the purpose of influencing . . . any election for political office or ballot initiative."

The Policy's reasonable disclosure threshold for Political Contributions does not alter the conclusion that the Proposal has been substantially implemented. The purpose of the threshold is to avoid voluminous disclosures to investors of information that has limited utility in investment decision-making. This is consistent with the Commission's emphasis of materiality in financial reporting disclosures. The Commission has granted no-action relief in the past where an issuer has established reporting thresholds (see *Exelon Corp.* (avail. Feb. 26, 2010)). In addition, NIKE's Policy requires disclosure of *all* cash political contributions, in any amount made in any State in which more than 50% of the Company's total contributions are made in any year (which in NIKE's case is its home State of Oregon). Adoption of this exception reflects the reasoned structure of the reporting requirements in the Policy.

The Proposal also requests that NIKE publish the title of the person responsible for the decisions to make the contributions. This element of the Proposal is satisfied by the Policy itself, which specifies the NIKE personnel approval requirement necessary for any Political Contribution (e.g. territorial director of Government and Public Affairs, vice president, General Counsel, etc.).

In addition to providing oversight of the Policy, the Nominating and Corporate Governance Committee is charged with receiving and reviewing the report containing this data, addressing the Proposal's request that the report be presented to the Board of Directors or appropriate committee.

Conclusion

The Commission has granted no-action requests regarding exclusion of similar proposals where the company has disclosed political contributions in a way that both favorably compares to the guidelines of the proposal and meets the company's needs for efficient and accurate disclosure. See *Exelon Corp.* (avail. Feb. 26, 2010) (proposal was substantially implemented by reporting contributions made to trade associations receiving contributions of $50,000 or more) and *Exxon Mobil Corp.* (avail. Mar. 23, 2009) (proposal was substantially implemented even though the proponent argued the report dealt only minimally with trade association contributions and that the report was not itemized by association). In the case at hand, NIKE has made its policies, procedures and information accessible to shareholders and clearly identified how decisions regarding corporate political contributions are made. As such the Proposal's essential objectives have been met. The Proposal therefore has been substantially implemented and may appropriately be omitted from the Company's 2012 proxy materials.

Based upon the Company's substantial implementation of the North Carolina Department of State Treasurer proposal, we respectfully request the Commission confirm it will not recommend enforcement action if the Company omits the Proposal from its 2012 proxy materials.

We are happy to discuss the matter further and provide any additional information that might be helpful. Please do not hesitate to contact me at (415) 733-6099 or John Coburn, the Company's Corporate Secretary and Senior Governance Counsel, at (503) 671-6453.

Sincerely,

Bradley A. Bugdanowitz

cc: John F. Coburn III, NIKE, Inc. (via email)
Janet Cowell, North Carolina Department of State Treasurer (via FedEx)
Bruce Herbert, Investor Voice (via FedEx)
Jay J. Chaudhuri, North Carolina Department of State Treasurer (via email)

Exhibit A

Nike 2012 – Disclosure of Political & Trade Association Activity
(Corner-note for identification only, not intended for publication)

RESOLVED: Nike shareholders request that Nike ("Company") provide a report, updated semiannually, that discloses the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda.

The report shall include:

a. An itemized accounting that includes the identity of the recipient as well as the amount of Company funds paid to each recipient that are used for political contributions or expenditures as described above; and

b. The title(s) of the person(s) in the Company responsible for the decision(s) to make the political contributions or expenditures.

The report shall be presented to the Board of Directors (or relevant Board oversight committee) and posted on Nike's website.

Shareholder Supporting Statement

As long-term shareholders of Nike, we support transparency and accountability in corporate spending on political activities. These include any activities considered intervention in any political campaign under the Internal Revenue Code, such as direct and indirect political contributions to candidates, political parties, or political organizations; independent expenditures; or electioneering communications on behalf of federal, state or local candidates.

Disclosure is consistent with public policy, in the best interest of the company and its shareholders, and critical for compliance with federal ethics laws. Moreover, the Supreme Court's *Citizens United* decision recognized the importance of political spending disclosure for shareholders when it said "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages." Gaps in transparency and accountability expose the company to reputational and business risks that could threaten long-term shareholder value.

Nike contributed nearly $1,000,000 (perhaps more) in corporate funds since the 2002 election cycle (National Institute on Money in State Politics: http://www.followthemoney.org/index.phtml).

However, public databases provide an incomplete picture of Company political spending. For example, Nike's payments to trade associations that then are directed to political activities are undisclosed and unknown. In some cases, even management does not know how trade associations use Company money politically. This common-sense proposal asks our Company to disclose all of its political spending – including payments to trade associations and other tax-exempt organizations that are then used for political purposes. Adoption would bring Nike in line with a growing number of corporate leaders – including Exelon, Merck, and Microsoft – that support political disclosure and accountability and present this information on their websites.

The Company's Board and its shareholders need comprehensive disclosure in order to fully evaluate the political use of corporate assets.

Therefore, we urge shareholders to vote FOR this proposal.

~ ~ ~

Exhibit B

Political Contributions Policy

Applicability

This Political Contributions Policy (the "Policy") governs corporate political contributions and other campaign expenditures by NIKE, Inc. and its majority-owned subsidiaries (the "Company"). Unless otherwise noted, this Policy applies to both U.S. and international markets.

Political Activities of Employees

While Company employees may participate as individual citizens in the political process, decisions to do so are entirely personal and voluntary. Employees engaging in political campaign activities are expected to do so as private citizens, and must at all times make clear that their views and actions are their own, and not those of the Company. Employees must not use their position with the Company to coerce or pressure other employees to make contributions to or support or oppose any political candidates, elections, or ballot initiatives. Employees engaging in political activities must also adhere to the applicable provisions of the Company's code of ethics, *Inside the Lines*.

Contacts with Government Representatives

Company employees must promptly consult the NIKE, Inc. Government and Public Affairs department ("GPA") or the Legal department on issues that involve federal, state, and local government. Only Company officers and those selected by GPA or the Legal department may express the Company's views on legislation, ballot initiatives, regulations, or government action. Other employees may communicate the Company's views only with specific guidance from GPA. Only GPA or the Legal department may hire lobbyists to help the Company.

Corporate Political Contributions, Trade Groups, and Policy Statements

Philosophy

Public policy issues have the potential to impact the Company's business, its employees, business partners, shareholders, and the communities in which the Company operates. The Company's management believes that in certain cases it may be appropriate and in the Company's best interests to use its resources to (1) make Political Contributions[1] to political parties, candidates for public office, or political organizations, (2) contribute or pay membership fees to trade and industry associations and coalitions

[1] For purposes of this Policy a "Political Contribution" is any gift, loan, advance or deposit of money or anything of value, made: (a) for the purpose of influencing any federal, country, state or local election for political office or ballot initiative; or (b) to pay debt incurred in connection with any an election or ballot initiative.

that are engaged in political activity ("Trade Groups"), and (3) approve government or public policy statements ("Policy Statements") of organizations with social or political objectives. The Company's Board of Directors has adopted this Policy to ensure that Political Contributions, Trade Group contributions, and Policy Statements are made in a manner consistent with the Company's core values, to protect or enhance shareholder value, without regard to the private political preferences of company officers. The use of any Company funds, regardless of the source of the funds, for Political Contributions or for contributions to Trade Groups, must follow this Policy's approval guidelines.

Independent Expenditures and Electioneering Communications

In 2010, the United States Supreme Court ruled in *Citizens United v. Federal Election Commission* that U.S. corporations may not be prohibited generally from using their funds to pay for certain independently made partisan political advertisements and other political communications referred to as "independent expenditures" and "electioneering communications." Notwithstanding the Supreme Court's decision, the Company has determined that it will not make direct independent expenditures or pay for any electioneering communication in federal campaigns, as those terms are defined by applicable law, without approval of GPA and the General Counsel.

Political Contribution Approval Guidelines

Any Political Contribution made by the Company, regardless of the source of the funds, must be approved in advance by the relevant geographic or territorial director of GPA, and must support a political candidate, political party, or ballot initiative that the geographic or territorial director determines is beneficial to the long-term business interests of the Company. In determining whether or not to approve a request to make a Political Contribution, the geographic or territorial director may examine many factors, including, but not limited to, the merits of the candidate, election or ballot initiative, the value of the contribution to the election or ballot initiative, the quality and effectiveness of the organization to which the contribution will be made, and the appropriateness of the Company's level of involvement in the election or ballot initiative. Further, the geographic or territorial director shall also, as may be appropriate, consult with the Company's legal counsel, compliance personnel, and members of management.

In addition to the approval of the relevant geographic or territorial director of GPA, any Political Contributions to a single candidate, political party or ballot initiative that will aggregate to more than U.S. $100,000 in a calendar year require the approval of the General Counsel and the NIKE, Inc. vice president of the geography in which the contribution will be made.

All Political Contributions must also comply with: this Policy, *Inside the Lines*, the Foreign Corrupt Practices Act, and all other applicable laws and regulations in the jurisdictions in which the contributions are made.

Trade Group Approval Guidelines

Membership fees or contributions to a Trade Group that will aggregate to more than U.S. $100,000 in a calendar year must be approved in advance by the the relevant geographic or territorial director of GPA, and must support objectives that GPA determines is beneficial to the long-term business interests of the Company.

Policy Statements Guidelines

Policy Statements must be approved in advance by GPA, and must support objectives that GPA determines are beneficial to the long-term business interests of the Company. In determining whether or not to approve a Policy Statement, GPA may examine many factors, including, but not limited to, the merits of any commitments, the cost to the Company of making the commitments, the quality and effectiveness of the organization to which the commitment will be made, and the extent to which it protects or enhances shareholder value or furthers the Company's long-term business objectives. Further, GPA shall also, as may be appropriate, consult with the Company's legal counsel, compliance personnel, members of management and, in certain cases described below, the Nominating and Corporate Governance Committee of the NIKE, Inc. Board of Directors.

NIKE Political Action Committee

Any contributions by the NIKE Political Action Committee to candidates for public office shall comply with all applicable laws and shall be approved by the board of directors of the Committee.

Federal Elections

No Company funds should be used for contributions related to a U.S. federal election (whether to a candidate, political party, or political action committee) because it may be against the law. In some cases, Company funds may be used to support some federal political activity, but such contributions and expenditures must be approved in advance by the U.S. director of GPA and the General Counsel.

Board Oversight

Management will report annually to the Nominating and Corporate Governance Committee of the Board of Directors of NIKE, Inc. regarding the Company's compliance with this Policy, and provide a review of the overall strategic priorities for Political Contributions, Trade Group affiliations, and Policy Statements, including the objectives that align with the long-term business objectives of the Company. Any Political Contributions by the Company made in the United States to a single candidate, political party or ballot initiative, or any membership fees or contributions to a Trade Group, that will aggregate to more than U.S. $100,000 in a calendar year will be reported to, and reviewed by, the Nominating and Corporate Governance Committee. Any Policy

Statements that make commitments regarding matters that involve Board responsibilities, review, or approval, or that involve public reporting must be reviewed by the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee may adjust the review, approval and disclosure thresholds in this policy from time to time.

Disclosure and Reports

This Policy will be published on the Company's website. The Company shall at all times comply with all current applicable laws and regulations relating to the reporting requirements of corporate Political Contributions. In addition, on an annual basis, the Company will publish on its website at http://investors.nikeinc.com/Investors any corporate Political Contributions made in the United States to a single candidate, political party or ballot initiative that that will aggregate to more than U.S. $100,000 in a calendar year. The website shall also provide annual disclosure of direct political cash contributions in any U.S. state where more than 50% of the total annual contributions are made for any calendar year.

Amendments to the Policy

Amendments to the Policy must be approved by the Board of Directors.